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GROUP POLICY AMENDMENT                                     [MINNESOTA LIFE LOGO]

MINNESOTA LIFE INSURANCE COMPANY - A Securian Company
400 Robert Street North - St. Paul, Minnesota 55101-2098

To be attached to and made a part of Group Policy No. [12345-G] issued by MINNESOTA LIFE INSURANCE COMPANY to [ABC COMPANY]. This amendment is effective as of [January 1, 2009]. The Variable Group Universal Life Insurance Policy is amended as follows:


1. For any [eligible insured] who first becomes insured under the policy on or after [January 1, 2009,] the [Tables A] at the end of the policy are replaced with the attached [Tables A.]

2. For any [eligible insured] who first becomes insured under the policy on or after [January 1, 2009,] item (2) of the section of the policy entitled "What charges are assessed against the net cash value of the certificates issued under the policy?" is replaced with the following:

          (2) The cost of insurance charge is for providing the death benefit under each certificate issued under this policy. The charge is calculated by multiplying the net amount at risk under each certificate by a rate which varies with the insured's age and rate class. The rate is guaranteed not to exceed rates determined on the basis of 200 percent of the 2001 Commissioners Standard Ordinary Mortality Table. The net amount at risk for each certificate is the difference between the death benefit and the account value. This charge will be assessed on the certificate date and on each succeeding certificate monthly anniversary.


/s/ Dennis E. Prohofsky                 /s/ Robert L Senkler
-------------------------------------   ----------------------------------------
Secretary                               President


                                Minnesota Life 1